Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$121,136	$76,983	$125,570	$112,047	$2,967
Joint venture cash distributions	86,631	219,021	133,199	584,564	79,523
Interest	329,290	329,887	285,630	230,512	234,696
Amortization of loan costs expensed	16,695	19,450	14,108	9,037	7,056
Portion of rent expense representative of interest	34,509	32,714	27,375	24,399	24,815
Total earnings	$588,261	$678,055	$585,882	$960,559	$349,057

Fixed Charges and Preferred Stock Dividends
Interest	$329,290	$329,887	$285,630	$230,512	$234,696
Preferred stock dividends	21,881	30,411	30,178	29,749	19,875
Interest capitalized	11,475	12,218	5,123	—	98
Portion of rent expense representative of interest	34,509	32,714	27,375	24,399	24,815
Amortization of loan costs expensed	16,695	19,450	14,108	9,037	7,056
Total fixed charges and Preferred Stock dividends	$413,850	$424,680	$362,414	$293,697	$286,540

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.42	1.60	1.62	3.27	1.22
The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C, its 7.875% Series D and its 6.50% Series I cumulative redeemable Preferred Stock.